EXHIBIT 99.55
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[PRICEWATERHOUSECOOPERS LETTERHEAD]
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                                                  PricewaterhouseCoopers LLP
                                                  Chartered Accountants 111 5th
                                                  Avenue SW, Suite 3100 Calgary,
                                                  Alberta
                                                  Canada T2P 5L3
                                                  Telephone +1 (403) 509 7500
                                                  Facsimile +1 (403) 781 1825


January 31, 2005


British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar under the Securities Act, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

We refer to the prospectus of Advantage Energy Income Fund (the "Trust") dated January 31, 2005 relating to the qualification for distribution of 5,250,000 trust units of the Trust (the "Prospectus").


We consent to the use through incorporation by reference in the Prospectus of our report dated November 12, 2003 to the directors of MarkWest Resources Canada Corp. on the following financial statements:

         Balance sheet as at December 31, 2002;
         Statements of earnings, retained earnings (deficit) and cash flows for the year ended December 31, 2002.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

 This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

 Yours truly,

"Signed"


Chartered Accountants






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